# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vacasa, Inc., CIK 0001874944
CUSIP: 91854V206
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, PORTLAND, Oregon (OR), 097209
Date of event which requires filing of this statement: 12/30/2024
Filed by CIK 0001737652
Persons authorized to receive notices and communications: Andrew J. Schader, Esq., c/o Silver Lake 55 Hudson Yards, 550 West 34th Street, 40th Floor, New York, New York (NY), 10001, 212-981-5600; Kenneth B. Wallach, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Hui Lin, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Jessica Asrat, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000

## Reporting persons
- SLP V Venice Feeder I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,101,156; sole dispositive power 0; shared dispositive power 3,101,156; aggregate amount beneficially owned 3,101,156 (19.7% of the class)
- SLP Venice Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,443,775; sole dispositive power 0; shared dispositive power 2,443,775; aggregate amount beneficially owned 2,443,775 (13.5% of the class)
- SLP V Aggregator GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,443,775; sole dispositive power 0; shared dispositive power 2,443,775; aggregate amount beneficially owned 2,443,775 (13.5% of the class)
- Silver Lake Technology Associates V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,544,931; sole dispositive power 0; shared dispositive power 5,544,931; aggregate amount beneficially owned 5,544,931 (30.6% of the class)
- SLTA V (GP), L.L.C. (CIK 0001737652): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,544,931; sole dispositive power 0; shared dispositive power 5,544,931; aggregate amount beneficially owned 5,544,931 (30.6% of the class)
- Silver Lake Group, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,544,931; sole dispositive power 0; shared dispositive power 5,544,931; aggregate amount beneficially owned 5,544,931 (30.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Vacasa, Inc.
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, PORTLAND, Oregon (OR), 097209
Comment: The Reporting Persons (as defined below) previously reported beneficial ownership of shares of Class A common sock, par value $0.00001 per share (the "Common Stock") of Vacasa, Inc., a Delaware corporation (the "Issuer" or the "Company") on a Schedule 13G filed with the Securities and Exchange Commission ("SEC") on February 11, 2022 pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For the reasons described herein, the Reporting Persons are now reporting their beneficial ownership of Common Stock on this Schedule 13D (the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"), each of which is a Delaware entity:

1. SLP V Venice Feeder I, L.P. ("SLP V Feeder"),
2. SLP Venice Holdings, L.P. ("SLP Venice"),
3. SLP V Aggregator GP, L.L.C. ("SLP V Aggregator GP"),
4. Silver Lake Technology Associates V, L.P. ("SLTA V"),
5. SLTA V (GP), L.L.C. ("SLTA V GP"), and
6. Silver Lake Group, L.L.C. ("SLG")

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.
Residence or business address:
SLP V Aggregator GP is the general partner of SLP Venice. SLTA V is the managing member of SLP V Aggregator GP and the general partner of SLP V Feeder. SLTA V GP is the general partner of SLTA V. SLG is the managing member of SLTA V GP.

The principal business of each of SLP V Feeder and SLP Venice is to invest in securities. The principal business of SLP V Aggregator GP is to serve as the general partner of SLP Venice. The principal business of SLTA V is to serve as the managing member of SLP V Aggregator GP and general partner of SLP V Feeder and to manage investments through other partnerships and limited liability companies. The principal business of SLTA V GP is to serve as the general partner of SLTA V and to manage investments through other partnerships and limited liability companies. The principal business of SLG is to serve as the managing member of SLTA V GP and to manage investments through other partnerships and limited liability companies.

The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

Certain information concerning the identity and background of each of the managing members of SLG is set forth in Exhibit C attached hereto, which is incorporated herein by reference in response to this Item 2.
Present principal occupation or employment: See Item 2(b) above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Exhibit C attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Exhibit C attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of each cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

In October 2019, Vacasa LLC (predecessor to Vacasa Holdings LLC) issued 94,636,030 Series C Preferred Units to the Reporting Persons at a price of $2.6417 per unit for an aggregate purchase price of $250 million.

In May 2020, the Reporting Persons purchased $70 million in aggregate principal amount of the D-1 convertible notes issued by Vacasa Holdings LLC which were subsequently converted in the Business Combination (defined below) into Vacasa Units (defined below).

The source of funds used for the cash purchases described above were general funds available to the Reporting Persons, including capital contributions from their respective investors.

On July 28, 2021, the Issuer entered into a business combination agreement with TPG Pace Solutions Corp. ("TPG Pace"), Vacasa Holdings LLC, and certain other holders and parties thereto, relating to a proposed business combination between TPG Pace and the Issuer (the "Business Combination"). The Business Combination closed on December 6, 2021.

In connection with the Business Combination and certain related restructurings, immediately following the closing of the Business Combination, SLP V Feeder owned 62,023,126 shares of Common Stock and SLP Venice owned 450,488 shares of Common Stock and 48,425,037 shares of Common Stock issuable on a one-for-one basis upon redemption of common units of Vacasa Holdings LLC ("Vacasa Units") and an equal number of paired shares of Class B common stock, par value $.00001 per share of the Issuer (the "Class B Common Stock"). On October 2, 2023, the Issuer completed a 1-for-20 reverse stock split of the outstanding shares of Common Stock, Class B Common Stock and Class G Common Stock (the "Stock Split"). As a result of the Stock Split, SLP V Feeder directly holds 3,101,156 shares of Common Stock and SLP Venice directly holds 22,524 shares of Common Stock and 2,421,251 shares of Class B Common Stock. Unless otherwise noted in this Schedule 13D, beneficial ownership of Common Stock is reported on a post-split basis and takes into account the Stock Split.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

On December 30, 2024, the Issuer and Vacasa Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer, entered into an Agreement and Plan of Merger (the "Merger Agreement") with Casago Holdings, LLC, a Delaware limited liability company ("Parent"), Vista Merger Sub II Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Company Merger Sub"), and Vista Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent ("LLC Merger Sub"). Upon the terms and subject to the conditions set forth in the Merger Agreement, (a) LLC Merger Sub will merge with and into Vacasa Holdings LLC (the "LLC Merger"), with Vacasa Holdings LLC surviving the LLC Merger as a wholly owned subsidiary of Parent and (b) Company Merger Sub will merge with and into the Issuer (the "Company Merger" and together with the LLC Merger, the "Mergers"), with the Issuer surviving the Company Merger.

At the effective time of the Company Merger (the "Company Merger Effective Time"), (a) each share of Common Stock issued and outstanding immediately prior to the Company Merger Effective Time will be converted into the right to receive $5.02 in cash, without interest, subject to potential downward adjustment in accordance with the terms and conditions set forth in the Merger Agreement, (as adjusted, the "Merger Consideration"), and (b) each share of Class B Common Stock issued and outstanding immediately prior to the Company Merger Effective Time will automatically be canceled and cease to exist. At the effective time of the LLC Merger (the "LLC Merger Effective Time"), each of the Common Units and Class G Units of Company LLC (each, a "Company LLC Unit") issued and outstanding immediately prior to the LLC Merger Effective Time and after the Company LLC Units Redemptions (as defined in the Merger Agreement), other than (i) the Rollover Units (as defined below), (ii) the Company LLC Units owned by Parent or its wholly owned subsidiaries and (iii) the Company LLC Units owned by the Issuer or any of its wholly owned subsidiaries, will automatically be canceled and forfeited for no consideration.

If the Mergers are consummated, the Common Stock will be delisted from Nasdaq and deregistered under the Exchange Act as promptly as practicable after the effective time of the Company Merger.

The Merger if entered into and consummated, would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a delisting of Common Stock from Nasdaq and the Common Stock becoming eligible for termination of registration pursuant to Section 12(g) of the Act.

Support Agreements

In connection with the Mergers, as a condition and inducement to Parent's willingness to enter into the Merger Agreement and concurrently with the execution and delivery of the Merger Agreement, certain existing stockholders of the Issuer, including SLP V Feeder and SLP Venice (collectively, the "Rollover Stockholders"), entered into Support Agreements with the Issuer, Parent and the other parties thereto, pursuant to which, among other things, the Rollover Stockholders have agreed to support the transactions contemplated by the Merger Agreement and vote in favor of the matters to be submitted to the Issuer's stockholders in connection with the Mergers, refrain from soliciting or supporting other Acquisition Proposals (as defined in the Merger Agreement) and contribute, directly or indirectly, and immediately prior to the Company LLC Units Redemptions, the Class G Conversions, the Issuance (as defined in the Merger Agreement) and the LLC Merger Effective Time, all of the Issuer shares and Company LLC Units held by them (such units, the "Rollover Units") to Parent in exchange for certain equity interests of such owner of Parent, on the terms and subject to the conditions set forth in the Support Agreements and thereafter such Issuer stock and Company LLC Units shall be contributed to Parent.

The Support Agreements will terminate upon the earliest to occur of the closing of the Mergers, the valid termination of the Merger Agreement in accordance with its terms, and an amendment to the Merger Agreement without the prior written consent of the Rollover Stockholders that reduces the amount of the Merger Consideration or changes the form of the Merger Consideration or the written consent of the parties thereto.

Tax Receivable Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Company and Vacasa Holdings LLC entered into that certain Amendment No 1. to the Tax Receivable Agreement (as defined below) (the "TRA Amendment") with SLP Venice Holdings, L.P., as the Representative, and the Majority TRA Holders signatory thereto, pursuant to which the Majority TRA Holders agreed to amend the Tax Receivable Agreement, dated as of December 6, 2021 (the "Tax Receivable Agreement"), by and among the Company, Vacasa Holdings LLC and the other parties thereto, to provide for the termination of the Tax Receivable Agreement and release the Company, Vacasa Holdings LLC and the other parties thereto from any further rights or obligations under the Tax Receivable Agreement, including with respect to the payment of all or any portion of any Early Termination Payment (as defined in the Tax Receivable Agreement) or any other amounts owed pursuant to the Tax Receivable Agreement. If the Merger Agreement is terminated prior to the closing of the Mergers, the TRA Amendment will be void and of no force and effect and the Tax Receivable Agreement will remain in full force and effect as if the TRA Amendment had not become effective.

The Tax Receivable Agreement with the TRA Parties (as defined therein) provides for the payment by Issuer to such TRA Parties (or their transferees or assignees) of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Issuer realizes (determined by using certain assumptions) in for a period of time as a result of (i) certain increases in tax basis that occur as a result of (A) any acquisition of Vacasa Units from Vacasa Holdings LLC from certain Existing VH Holders (as defined therein) in the Business Combination, (B) exercises of the redemption rights under the limited liability company agreement of Vacasa Holdings LLC(such rights the "Redemption Rights") by certain holders of Vacasa Holdings LLC to exchange their Vacasa Units for Shares of Class A Common Stock or cash and (C) payments made under the Tax Receivable Agreement; (ii) any net operating losses or certain other tax attributes that become available to Issuer to offset income or gain realized after a series of certain blocker mergers; (iii) an existing tax basis associated with Vacasa Holdings LLC or its subsidiaries, the benefit of which is allocable to Issuer, as a result of exchange of Vacasa Units for Common Stock of Issuer or cash; and (iv) tax benefits related to imputed interests deemed to be paid by Issuer as a result of any payments that Issuer makes under the Tax Receivable Agreement. In the event of a change of control (as defined in the Tax Receivable Agreement), the Tax Receivable Agreement will automatically terminate.

The foregoing descriptions of the Merger Agreement, Support Agreement, TRA Amendment and Tax Receivable Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, Support Agreement, TRA Amendment and Tax Receivable Agreement, which are attached hereto as Exhibits D and E, F and G and are incorporated herein by reference.

Notwithstanding the above, the Reporting Persons intend to regularly review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, and any limitations imposed by the Issuer's financial position and strategic direction, actions taken by the Issuer's Board of Directors (the "Board"), price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate.

Each Reporting Person, solely in its capacity as a shareholder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Exhibit C attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

As of the date hereof the Reporting Persons may be deemed to beneficially own an aggregate of 5,544,931 shares of the Issuer's Common Stock, consisting of (i) 3,101,156 shares of Common Stock held by SLP V Feeder, (ii) 22,524 shares of Common Stock held by SLP Venice and (iii) 2,421,251 shares of Common Stock issuable to SLP Venice on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock, representing an aggregate of approximately 30.6% of the issued and outstanding shares of the Issuer's Common Stock calculated pursuant to Rule 13d-3 of the Exchange Act.

The Vacasa Units represent limited liability company units of Vacasa Holdings, LLC and an equal number of paired shares of Class B Common Stock, which, pursuant to the limited liability company agreement of Vacasa Holdings, LLC, are together redeemable by the holder on a one-for-one basis for, at the option of the Issuer into (i) one share of Common Stock, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) an equivalent amount of cash. Upon redemption, Vacasa Holdings, LLC will cancel and retire for no consideration the redeemed shares of Class B Common Stock. Shares of Class B Common Stock of the Issuer have no economic rights and each share of Class B Common Stock entitles its holder to 1 vote per share.

The percentages of beneficial ownership in this Schedule 13D are based on 15,705,353 shares of Common Stock of the Issuer outstanding as of November 4, 2024, as reflected in the Issuer's Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on November 8, 2024, plus the 2,421,251 shares of Common Stock that may be received upon redemption of Vacasa Units and shares of Class B Common Stock of the Issuer, as applicable.

As a result of the execution and delivery of the Support Agreements by SLG and its affiliated entities, certain entities affiliated with Level Equity Management, LLC (collectively, "Level") and Riverwood Capital GP III Ltd. and its affiliated entities ("Riverwood") (SLG, Level and Riverwood, together the "Supporting Stockholders"), the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act with Level and Riverwood. Based on information provided by Level and Riverwood to the Reporting Persons, as of the date hereof, the Supporting Stockholders beneficially own an aggregate of 10,322,190 shares of Common Stock, consisting of (i) 4,602,703 shares of Common Stock and (ii) 5,719,487 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock, representing approximately 48.2% of the outstanding shares of Common Stock (based on 21,424,840 shares outstanding which includes 15,705,353 shares of Common Stock outstanding as of as of November 4, 2024, as reflected in the Issuer's Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on November 8, 2024, plus the 5,719,487 shares of Common Stock that may be received upon redemption of Vacasa Units and shares of Class B Common Stock of the Issuer, as applicable. The beneficial ownership of the Reporting Persons does not include any shares of Common Stock, Vacasa Units or Class B Common Stock which may be beneficially owned by the other Supporting Stockholders and each of the Reporting Persons disclaims beneficial ownership over any such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, neither the Reporting Person nor to the best knowledge of the Reporting Person, any other person named in Exhibit C, has effected any transaction in Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Registration Rights Agreement

On December 6, 2021, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with TPG Sponsor (as defined therein), TPG Pace and certain existing equity holders of Vacasa Holdings (the "Vacasa Holders" and, together with the Issuer, TPG Sponsor, TPG Pace, the "RRA Parties"). Under the Registration Rights Agreement, following the closing of the Business Combination, the Issuer filed a registration statement permitting the offer and resale of the Issuer's Common Stock held by each RRA Party as of the date of the Registration Rights Agreement and that they may acquire thereafter, including upon the exercise, conversion, exchange or redemption of any other security therefor which security is held by such RRA Party immediately following the closing of the Business Combination (the "Registrable Securities"). The Issuer will also provide certain RRA Parties with certain customary demand registration rights, subject to the lock-up restrictions set forth in the Registration Rights Agreement. Under the Registration Rights Agreement, the RRA Parties will also have "piggyback" registration rights that allow them to include their Registrable Securities in certain registrations initiated by the Issuer. Subject to customary exceptions, RRA Parties will also have the right to request one or more underwritten offerings of Registrable Securities if the total offering price of the shares to be sold in such offering (before deduction of underwriting discounts) is reasonably expected to exceed, in the aggregate, $75,000,000.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit B to this Schedule 13D and incorporated herein by reference.

Non-Employee Director Compensation

Pursuant to the Stockholders Agreement dated December 6, 2021 by and among the Issuer and the other parties thereto, Messrs. Joerg Adams and Ryan Bone, a Managing Director and Director, respectively, at SLG were appointed to serve as members of the Board. Directors affiliated with Reporting Persons are entitled to earn director compensation pursuant to the Issuer's standard director compensation arrangements, which compensation is held for the benefit of SLG, certain of its affiliates or certain of the funds they manage ("Silver Lake"). As of the date hereof, Mr. Adams and Mr. Bone each directly hold 10,246 shares of Common Stock and 20,134 unvested restricted stock units, scheduled to vest on the earlier of May 21, 2025 or immediately before the Issuer's next annual meeting of stockholders, subject to continued service through such date. Each of Messrs. Adams and Bone are employees of an affiliate of SLG. Pursuant to SLG's policies with respect to director compensation, upon the sale of these securities, the proceeds from each sale will be expected to be remitted to Silver Lake and/or its limited partners. The beneficial ownership numbers reported herein do not include any shares of Common Stock and restricted stock units awarded as director compensation and the Reporting Persons disclaim beneficial ownership over such securities.

On May 24, 2022, Messrs. Adams and Bone were each awarded 33,999 restricted stock units, which are fully vested and converted into shares of Common Stock. On May 23, 2023, Messrs. Adams and Bone were each awarded 170,940 restricted stock units, which are fully vested and converted into shares of Common Stock. Both the May 24, 2022 and May 23, 2023 grants reflect ownership on a pre-Stock Split basis. On May 21, 2024, Messrs. Adams and Bone were each awarded 20,134 restricted stock units, which vest on the earlier of (a) the first anniversary of the grant date and (b) the date of the Issuer's 2025 annual meeting of stockholders, subject to continued service through such date. The vested restricted stock units will be cashed out pursuant to the terms of the Merger Agreement and the unvested restricted stock units will be cashed out and converted to Parent's management plan, subject to the respective holders' continued service with Parent through the original vesting date.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

A Joint Filing Agreement*
B Registration Rights Agreement, dated as of December 6, 2021 (incorporated by reference to Exhibit 10.2 of the Issuer's 8-K filed December 9, 2021)
C Annex A Managing Members of Silver Lake Group, L.L.C. *
D Merger Agreement (incorporated by reference to Exhibit 2.1 of the Issuer's 8-K filed December 31, 2024)
E Support Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's 8-K filed December 31, 2024)
F TRA Amendment (incorporated by reference to Exhibit 10.4 of the Issuer's 8-K filed December 31, 2024)
G Tax Receivable Agreement (incorporated by reference to Exhibit 10.3 of the Issuer's 10-K filed March 1, 2024)
H Signature Page*

* filed herewith

## Signatures
- SLP V Venice Feeder I, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit H (01/07/2025)
- SLP Venice Holdings, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit H (01/07/2025)
- SLP V Aggregator GP, L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit H (01/07/2025)
- Silver Lake Technology Associates V, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit H (01/07/2025)
- SLTA V (GP), L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit H (01/07/2025)
- Silver Lake Group, L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit H (01/07/2025)